Mailstop 4561

November 7, 2008

Mr. Per Akerlind
Executive Director and Chief Financial Officer
Swedish Export Credit Corporation
Vastra Tradgardsgatan 11B
P.O. Box 16368
SE-103 27
Stockholm, Sweden

>   **Re: Swedish Export Credit Corporation**
>   **Form 20-F for the Fiscal Year Ended December 31, 2007**
>   **File No. 1-8382**

Dear Mr. Akerlind:

We have reviewed your supplemental response letter dated October 23, 2008 and have the following comments.

Swedish Export Credit Corp.
Form 20-F for the year ended December 31, 2007

Item 3. Key Information
Selected Financial Data, page 3

1.   We have reviewed your response to prior comment one from our letter dated September 19, 2008. Please revise your future filings to discuss the following regarding your use of the non-GAAP financial measure "Core Earnings":

- In your response, you appear to provide more reasons for use of the non-GAAP measure than discussed in your filing. Revise to discuss _all_ of the reasons why and how you use the non-GAAP measure, including but not limited to the following:

  a) why you believe, given the nature of your operations and line of business, it is appropriate to use the non-GAAP measure;

b) how the non-GAAP measure is used for internal performance reporting, budgeting and forecasting, and as a basis for calculations of outcomes in the general incentive system applicable to all personnel;

c) why you did not elect the fair value option for the related hedged items (ex. timing of amendments to IAS 39);

d) whether you currently elect the fair value option for new hedged items as you acquire/originate them in order to reduce the effect on the non-GAAP reconciliation;

- The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure;
- The manner in which management compensates for these limitations when using the non-GAAP measure; and
- The substantive reasons why management believes the non-GAAP measure provides useful information to investors.

Refer to FAQ 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at www.sec.gov.

2. In addition to our comment above, given that your non-GAAP metric actually includes several changes in fair value related to financial assets, for example, held for trading securities, financial liabilities and related derivatives, please provide examples of the nature of fair value changes that are actually being excluded in arriving at the non-GAAP measure, as well as clarifying language as to why those fair value changes are being excluded (beyond the general description currently provided), yet the other items specifically noted above are actually included in your non-GAAP measure.   Please provide us with your proposed future disclosure.

Item 18. Financial Statements
Note 12 - Derivatives, page F-28

3. We note that you use derivative contracts, freestanding and embedded, whose fair values in certain cases are difficult to establish exactly due to the lack of any directly observable market quotations. Therefore, you use internal models to value these derivatives. Your disclosure goes on to state that all of these contracts are part of exactly matched hedge relationships and so the value of one individual balance sheet item would always be exactly mirrored by an offsetting balance sheet item with identical value, but with an opposite sign. You include similar disclosure on page F-15, and further state that as a result there is no net effect on profit or loss on equity because of the exactly matched hedged relationships. Please tell us how your disclosure is consistent with the fact that in many cases you appear to hedge only certain risks, such as only interest rate risk, or only foreign currency risk, etc. In this regard, it would appear that the change in fair value of the derivative could also be impacted by other factors besides only the risk being hedged and thus would not directly offset the gain or loss on the hedged item attributable to the hedged risk. Furthermore, it would appear that at a minimum, the fair value of the

derivative would be impacted by factors, such as counterparty credit risk for derivative assets or your own credit risk for derivative liabilities, which would likely not be equally offset by the adjustment to the hedged item due to the hedged risks.   Please advise, or revise to clarify your disclosure as appropriate.

Note 30- Effects from implementing IFRS

4.   We have reviewed your response to prior comment four from our letter dated September 18, 2008. We believe the qualitative disclosures referenced in your response do not provide sufficient detail to enable users to understand the material adjustments to your financial statements. Please amend your filing to discuss *each* reconciling item in detail, including providing separate notes for each item that a) include a brief summary of the accounting rules under IFRS and Swedish GAAP and b) highlight the differences in those rules causing the reconciling item. If the reconciling items include several types of adjustments that are quantified in the aggregate, ensure the different types of adjustments are explained on a gross basis in the notes. For example, in certain instances, reconciling items are simply labeled "adjustment" and we are unable to tell what those items relate to. Refer to the guidance and example in IG63 of IFRS 1.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Reviewing Accountant